UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sinobiomed Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

82934C 10 2
(CUSIP Number)

Room 4304, 43/F China Resources Building
26 Harbour Road, Wan Chai
Hong Kong Special Administrative Region
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: 852 2511-0238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Dennis Thai Leong Kam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,766,666 shares of Common Stock(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 48,766,666 shares of Common Stock(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,766,666 shares of Common Stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Consists of 1,000,000 shares of the Issuer’s Common Stock held directly by the Reporting Person, 3,333,333 shares and 44,433,333 shares of the Issuer’s Common Stock held by Accelera Ventures Limited and Accelera Evolution Limited, respectively, both of which are beneficially owned and controlled, for purposes of Rule 13d-3, by the Reporting Person, in his capacity as a Director of each entity.

(2) A total of 202,904,920 shares of the Issuer’s Common Stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 2, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Accelera Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,333,333 shares of Common Stock(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,333,333 shares of Common Stock(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333 shares of Common Stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.64%(2)
14.	TYPE OF REPORTING PERSON OO

(1) Accelera Ventures Limited is beneficially owned and controlled, for purposes of Rule 13d-3, by Dennis Thai Leong Kam, its Director.

(2) A total of 202,904,920 shares of the Issuer’s Common Stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 2, 2010. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act. Any options exercisable within 60 days have been included in the denominator.

Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Accelera Evolution Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 44,433,333 shares of Common Stock(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 44,433,333 shares of Common Stock(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,433,333 shares of Common Stock(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1) Accelera Evolution Limited is beneficially owned and controlled, for purposes of Rule 13d-3, by Dennis Thai Leong Kam, its Director.

(2) A total of 202,904,920 shares of the Issuer’s Common Stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 2, 2010. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act. Any options exercisable within 60 days have been included in the denominator.

Page 4 of 8 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of Sinobiomed Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer's principal executive office is Room 4304, 43/F China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong HKSAR.

Item 2. Identity and Background.

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Kam, Dennis Thai Leong;
(ii) Accelera Ventures Limited; and
(iii)Accelera Evolution Limited

MR. DENNIS THAI LEONG KAM is a director of Accelera Ventures Limited and Accelera Evolution Limited (collectively with Accelera Ventures Limited, the “Accelera Entities”). Mr. Kam is a citizen of Malaysia, with his principal residence located in Singapore. Mr. Kam is the President at Accelera Management (Singapore) Pte. Ltd., an Exempt Fund Manager in Singapore, located at 96 Robinson Road, #17-02 SIF Building, Singapore 068899.

ACCELERA VENTURES LIMITED is a limited company registered in the British Virgin Islands. Its principal business offices is located at East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands. Mr. Kam is a director of Accelera Ventures Limited.

ACCELERA EVOLUTION LIMITED (collectively with Accelera Ventures Limited, the “Accelera Entities”) is a limited company registered in the Cayman Islands. Its principal business office is located at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Mr. Kam is also a director of Accelera Evolution Limited.

During the last five years, none of the foregoing Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to the following agreements:

On September 11, 2007, Accelera Evolution Limited (“Accelera Evolution”) received 100,000 shares of the Issuer’s common stock, for an aggregate purchase price of $125,000, or $1.25 per share, pursuant to a Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated as of September 11, 2007, by and between the Issuer and Accelera Evolution. Accelera Evolution acquired the shares as an investment in the Issuer for its own account.

On March 9, 2009, Accelera Evolution received 3,000,000 shares of the Issuer’s common stock, for an aggregate purchase price of $150,000, or $0.05 per share, pursuant to a Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated as of March 9, 2009, by and between the Issuer and Accelera Evolution. Accelera Evolution acquired the shares as an investment in the Issuer for its own account.

Page 5 of 8 Pages

On April 23, 2010, Accelera Evolution received 38,000,000 shares of the Issuer’s common stock, issued upon conversion of a Convertible Debenture in the principal amount of $100,000 and accrued interest of $14,000, held by Accelera Evolution, at conversion rate of $0.003 per share.

On June 9, 2010, Accelera Evolution received 3,333,333 shares of the Issuer’s common stock, for an aggregate purchase price of $50,000, or $0.015 per share, pursuant to a Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated as of June 9, 2010, by and between the Issuer and Accelera Evolution. Accelera Evolution acquired the shares as an investment in the Issuer for its own account.

On August 8, 2010, Accelera Ventures Limited (“Accelera Ventures”) received 3,333,333 shares of the Issuer’s common stock, for an aggregate purchase price of $50,000, or $0.015 per share, pursuant to a Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated as of August 8, 2010, by and between the Issuer and Accelera Ventures. Accelera Ventures acquired the shares as an investment in the Issuer for its own account.

On May 14, 2009, Mr. Kam received 1,000,000 shares of the Issuer’s common stock, for an aggregate purchase price of $50,000, or $0.05 per share, in connection with a private placement.

After the consummation of the foregoing transactions, the Reporting Persons beneficially owned an aggregate of 48,766,666 shares of the Issuer’s Common Stock, representing 24% of its issued and outstanding shares.

Mr. Kam is a director of the Accelera Entities and may be deemed to be the beneficial owner of the shares of the Issuer’s common stock held by them. Mr. Kam expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Kam beneficially owns and controls, in aggregate, 48,766,666 shares of the Issuer’s Common Stock, including 1,000,000 shares of the Issuer’s Common Stock held directly by Mr. Kam and 47,766,666 shares of the Issuer’s Common Stock held by the Accelera Entities. The shares held by the Reporting Persons represent 24% of the outstanding Common Stock of the Issuer in the aggregate (based on 202,904,920 Common Stock outstanding as of November 2, 2010). Mr. Kam owns and controls the shares held by the Accelera Entities in his capacity as their Director. Mr. Kam expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) Mr. Kam has sole voting and dispositive power over the 48,766,666 shares of Common Stock of the Issuer held by himself and the Accelera Entities.

Page 6 of 8 Pages

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	Joint Filing Agreement.
Exhibit 10.2	Non-U.S. and Non-Canadian Private Placement Subscription Agreement between the Issuer and Accelera Evolution Limited, dated as of September 11, 2007, between the Issuer and Accelera Evolution.
Exhibit 10.3	Convertible Debenture, dated July 30, 2008, in the principal amount of US$100,000.
Exhibit 10.4	Amendment Agreement (to Convertible Debenture), executed in 2010, between the Issuer and Accelera Evolution.
Exhibit 10.5	Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated March 9, 2009, between the Issuer and Accelera Evolution.
Exhibit 10.6	Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated June 9, 2010, between the Issuer and Accelera Evolution.
Exhibit 10.7	Non-U.S. and Non-Canadian Private Placement Subscription Agreement, dated August 8, 2010, between the Issuer and Accelera Ventures.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2010

By: /s/ Kam, Dennis Thai Leong
Name: Kam, Dennis Thai Leong

ACCELERA VENTURES LIMITED

By: /s/Kam, Dennis Thai Leong
Name: Kam, Dennis Thai Leong
Title: Director

ACCELERA EVOLUTION LIMITED

By: /s/Kam, Dennis Thai Leong
Name: Kam, Dennis Thai Leong
Title: Director

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